SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communication Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$0.35/share (Bovespa)
NETC: US$1.00/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$0.85/10 shares (Latibex)
Total number of shares: 2,028,855,530
Market Value: R$710.1 million
Closing price: 11/14/02

Net Serviços Announces Third Quarter 2002 Financial Results

São Paulo, November 15, 2002 – Net Serviços de Comunicação S.A., former Globo Cabo S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua) and multimedia and data communication services for corporate networks, today announced its earnings results for the third quarter of 2002 (3Q02).

The following financial and operating information, except where otherwise stated, are presented in U.S. GAAP and on a consolidated basis. Comparisons are made to the second quarter of 2002 (2Q02).
Exchange rate increased from R$ 2.84/US$ in the beginning of 3Q02 to R$ 3.89/US$, resulting in a depreciation of 36.9%. This fact, which affected results in US Dollars, will be referred to herein as the “Real depreciation”.
  Net revenues1 for 3Q02 was US$ 92.9 million, a 16.9% decrease when compared to US$ 111.7 million in 2Q02. This quarter was positively impacted by the Region 3 (Southern Brazil) monthly fee readjustment in September, by the PPV sales of the Brazilian Soccer Championship and by monthly fee readjustments in Regions 1 (São Paulo) and 2 (Rio de Janeiro) that took place in June and impacted all months of this quarter. However, when translate to American dollar this increase in Net Revenues has been completely offset by the Real depreciation.

  EBITDA2 reached US$ 19.9 million in 3Q02, a 26.7% decrease from US$ 27.2 million in the previous quarter. This result was mainly driven by the Real depreciation, the higher programming expenses in local currency and also by the Brazilian Soccer Championship PPV expenses. EBITDA margin was 21.4% in the quarter, a decrease from 24.3% in 2Q02. In the first nine months of 2002, EBITDA reached US$ 78.4 million, a 16.4% decrease compared to the first nine months of 2001, and EBITDA margin fell to 24.2% compared to 24.7% in the previous year.

  Depreciation and Amortization expenses3 decreased 26.1% reaching US$ 17.3 million in this quarter compared to US$ 23.4 million in 2Q02. The depreciation rate in 2Q02 was extraordinarily reduced to compensate a higher intermediary rate for 1Q02, before a definitive depreciation rate was determined. Disregarding such adjustment in 2Q02, there would be no significant change in depreciation and amortization amounts other than the Real depreciation.

  Following the lower EBITDA, Operating Income (EBIT)4 decreased to US$ 2.4 million compared to US$ 4.6 million in 2Q02, despite lower depreciation expenses.

  Net debt decreased 44.0% to US$ 310.1 million in this quarter from US$ 554.0 million. The Real depreciation, the conversion and delivery of debentures in the capitalization process and the retirement of the Zero Coupon Guaranteed Notes and BNDES loans were the main reasons of this decrease.

  Net loss5 was US$ 116.8 million in the quarter, a 1.1% increase compared to US$ 115.5 million in the previous quarter. The Real depreciation increased losses on exchange rate but also reduced financial expenses denominated in local currency, and those variations offset each other.

  Pay-TV ARPU (Total Gross Revenues excluding Sign-on and hookup revenues divided by the average number of connected subscribers) decreased 13.7%, reaching US$ 25.71 compared to US$ 29.79 in 2Q02. This result is a consequence of the Real depreciation, despite the fee readjustments and PPV sales.

  Broadband ARPU was US$ 18.48, a decrease of 23.0% compared to an ARPU of US$ 24.00 in the previous quarter, mainly due to the Real depreciation. Furthermore, the payment of sign-on fees by ISPs adopting the new Vírtua model had a positive influence on broadband revenues in 2Q02. Since no new ISP joined the model in 3Q02, only the rebates from ISPs, related to the number of subscribers, were recognized.

  The company maintains its strategy of being extremely selective regarding new sales, which was adopted in earlier quarters. As a consequence, the subscriber base was reduced one more time, in line with the Company’s expectations. The active subscriber base ended the third quarter with 1,338.2 thousand subscribers, a 2.1% drop compared to 1,366.7 thousand in the previous quarter. The total subscriber base, which includes temporarily blocked subscribers, dropped 2.4% and ended the quarter with 1,352.4 thousand subscribers.

  Subscriber mix changed slightly, with a decrease in the participation of the Standard package from 10.6% to 10.5% and an increase of the Advanced selection, from 49.4% to 49.8%.

  The annualized churn rate in 3Q02 was 17.9% compared to 19.6% in the previous quarter. The selectivity in sales and the company’s new strategy to focus on improved communication and costumer satisfaction has also contributed to reduce the churn rate during the last two quarters.

  Due to the Call Center outsourcing to EDS, effective in August, the company faced some difficulties, which are common during transition periods. After this initial period, results have already shown a significant improvement in customer service, as shown in the table below with actual June and September figures and projected October figures for São Paulo and Rio de Janeiro:

  This improvement also influenced the increase of Brazilian Soccer Championship pay-per-view sales, which were 5.5% higher, in comparison to the same period of 2001, reaching more than 94,000 sales.

  Total net sales of Vírtua reached 55,348 at the end of 3Q02, an increase of 3.1% compared to 2Q02. The change in the subscriber control system in regions 1 and 2, initiated in 2Q02, has been finished in this quarter. As anticipated in the release of 2Q02 results, the subscriber base was not significantly impacted.

  Active subscriber base rose 3.0% in comparison to the previous quarter, reaching 50,654 in 3Q02. Thus, the penetration in the active subscriber base increased to 3.8%, and, when considering only the subscriber base that has already activated bidirectional access, the penetration also increased, reaching 11.7%.

  Vírtua’s annualized churn rate was 19.9%, quite low when compared to the 34.3% in 2Q02. The change in the control system in Regions 1 and 2 also had a negative impact in 3Q02. Disregarding that extraordinary change, churn would have been 18.5%.

  The number of corporate network stations rose 0.8%, increasing from 4,012 in 2Q02 to 4,045 in 3Q02. The number of company-owned stations, which represents higher value to the company, rose 4,1%, mainly due to Fibranet (point-to-point connection using fiber optic structure).

  Further details about the Company’s operational performance in the quarter can be found at the November 1st press release, available in our website www.ir.globocabo.com.

  Gross Revenues Breakdown

  Gross revenues totaled US$ 112.7 million, decreasing 16.4% compared to US$ 134.9 million in the previous quarter. Gross revenues are comprised of the following:

  1.     Pay-TV subscription revenues6 decreased 17.7% reaching US$ 97.1 million. Pay-TV revenues were positively affected by fee readjustments implemented in June for Regions 1 and 2, therefore impacting all months of this quarter, and by the fee readjustment implemented in September in Region 3, more than compensating the decrease in the number of subscribers. However, this increase in Net Revenues has been completely offset by the Real Depreciation.

  2.     Average hook-up revenue. (Per new subscribers) reached US$ 43.99 a 21.4% decrease compared to US$ 55.99 in the previous quarter. The real depreciation offset the effects of the new pricing policy adopted in 2Q02, when the hook up fee was equalized for all selections.

  3.     Pay-Per-View revenues (PPV) were positively impacted by the Brazilian Soccer championship sales, in line with the Company’s expectations, due to the seasonal characteristic of the product. PPV revenues reached US$ 5.0 million, an increase of 84.2% compared to 2Q02 and 19.1% lower when compared to 3Q01. Despite higher sales of the Brazilian Soccer Championship in 2002, revenues in 3Q02 were lower than the previous year due to the closing of PSN sport channel in 2Q02 and the Real depreciation.

  4.     Corporate network revenues reached US$ 3.8 million, a decrease of 25.7% compared to US$ 5.2 million in the previous quarter. This result is mainly due to the Real depreciation and to renewal of some of the contracts for amounts lower than previously practiced.

  5.     Broadband revenues7 were US$ 2.9 million in 3Q02, 23.8% below the US$ 3.8 million recorded in the previous quarter. The higher revenues in the previous quarter, due to the payment of sign-on fees by ISPs, as a consequence of the implementation of the new Vírtua model, and the Real depreciation influenced negatively this quarter’s results. This quarter only the rebates from ISPs, related to the number of subscribers, were recognized.

  Services and other taxes reached US$ 19.9 million, compared to US$ 23.2 million in 2Q02, a 14.4% decrease, mainly as a consequence of the Real depreciation.

  Net Revenues were US$ 92.9 million, a 16.9% decrease compared to 2Q02 as a consequence of the aforementioned reasons.

  Expenses as a Percentage of Net Revenues

  Direct Operating Expenses were US$ 55.5 million, 14.7% lower than the US$ 65.1 million registered in the previous quarter. The main reasons for such performance are as follows:

  1.     Programming and Royalties8 were US$ 35.2 million compared to US$ 39.5 million in 2Q02, a 10.9% decrease. This decrease is explained by the Real depreciation, which offset the seasonal impact of higher expenses related to the rights of the Brazilian Soccer championship and the impact of higher costs in Reais of dollar-linked programming expenses. When compared as a percentage of net revenues, these expenses raised to 37.9%, compared to 35.4% in the previous quarter. For this reason, the Company is still committed to solve this question on a permanent basis in negotiations with its programmers.

  2.     Network Expenses totaled US$ 5.8 million, a 12.1% decrease over the US$ 6.6 million registered in the previous quarter. These lower expenses are the result of the Real depreciation, as a slight increase in parts, fuel and materials costs negatively impacted the results in Reais.

  3.     Customer Relations were US$ 2.1 million this quarter compared to US$ 3.7 million in 2Q02, a 41.7% decrease, following the Real depreciation and the end of promotional campaigns related to the World Cup.

  4.     Payroll and Benefits expenses totaled US$ 7.8 million, a 19.5% decrease over the previous quarter. The Real depreciation and the reduction in payroll expenses offset one-time expenses related to the lay-off of employees due the outsourcing of the call center.

  5.     Other Operating Expenses decreased 18.8% to US$ 4.7 million, because the Real depreciation and offset third parties services cost that increased due to the outsourcing of the Call Center to EDS.

  Selling, General and Administrative Expenses (SG&A) were US$ 17.4 million, a decrease of 10.1% over the previous quarter. The main reasons for this performance were:

  1.     Selling Expenses totaled US$ 0.5 million, a 44.0% decrease over the previous quarter as a consequence of both Real depreciation and the reduction in the sales team following the new sales strategy implemented by the Company.

  2.     General and Administrative Expenses9 reached US$ 13.7 million, compared to US$ 15.2 million in the 2Q02, a 9.4% decrease. This decrease is a consequence of the Real depreciation, once the launch of JDE system this quarter resulted in implementation expenses. In addition, there was an increase in expenses with system maintenance, since in August 2002 the company initiated a project to integrate its existing 98 systems and 12 databases, which were acquired as a result of the acquisitions of cable operators through the years. The company is building a new IT architecture, with 6 modules, which will result in 45 fully-integrated systems and one single database. One of the main targets of this process, which will be consolidated until the 2nd half of 2003, is the satisfaction of subscribers and improvement of customer service. These changes will produce savings of R$ 26 million, i.e., 35% of forecasted IT expenses for 2003.

  3.     Bad Debt Expenses reached US$ 3.0 million, or 3.2% of net revenues, a 4.9% increase over the previous quarter. After the implementation of JDE, the company identified some amounts that had already been withdrawn from the subscriber control system but were still due at the “Accounts Receivable” of Belo Horizonte operation. The adjustment of this situation had a negative impact in the bad debt expenses of 3Q02.

  4.     Other SG&A expenses were US$ 0.2 million, a decrease in relation to the previous quarter due to the Real depreciation.

  Consolidated EBITDA10 was US$ 19.9 million, compared to US$ 27.2 million and the EBITDA margin was 21.4% in the 3Q02 compared to 24.3% in 2Q02. The Real depreciation and the higher costs of programming and royalties as a percentage of net sales were the main drivers of such performance. The EBITDA breakdown by operating segment in 3Q02, shown on the table on the last page, is as follows:

  1.     Pay-TV EBITDA was US$ 19.3 million, a 24.3% decrease compared to US$ 25.5 million in the previous quarter. This decrease was a consequence of higher programming, G&A and bad debt expenses in local currency, and was also affected by the Real depreciation.

  2.     Broadband EBITDA fell 43.7%, totaling US$ 0.2 million compared to US$ 0.4 million in 2Q02, mainly due to the Real depreciation and to the absence of sign-on fees from ISPs in the quarter.

  3.     Corporate Networks EBITDA fell to US$ 0.4 million from US$ 1.3 million in the previous quarter, a decrease of 68.5%. In addition to the Real depreciation and lower net revenues, general and administrative expenses in local currency increased in comparison to 2Q02.

  Depreciation and amortization reached US$ 17.3 million in 3Q02, a 26.1% drop in relation to the US$ 23.4 million registered in the previous quarter. The Real depreciation accounts for such decrease, once the depreciation rate in 2Q02 was extraordinarily lower because it compensated a higher intermediary rate for 1Q02, before a definitive depreciation rate was determined. Disregarding such adjustment in 2Q02, the only significant change in depreciation expenses would be related to the Real depreciation.

  Operating Income (EBIT) reached US$ 2.8 million, a 40.1% decrease over the US$ 4.6 million registered in the previous quarter, due to the aforementioned results.

  Net Financial Result

  Net financial result11 was US$ 118.1 million, practically stable in relation to the previous quarter. This result is originated as follows:

  1.     Monetary indexation, net reached US$ 12.2 million, a 5.4% decrease compared to the US$ 12.9 million registered in the previous quarter. This reduction is a consequence of the Real depreciation and of the significant amortization of debentures of the 2nd issue this quarter due to the capitalization process, which counterbalanced the increase of the IGP-M inflation index.

  2.     Loss on exchange rate, net12 was US$ 85.0 million, compared to US$ 67.3 million, a 26.3% increase. This increase reflects the 36.9% Real depreciation this quarter, compared to a depreciation of 22.4% in the previous quarter.

  3.     Debt financial expenses13 were US$ 16.5 million, a 23.6% decrease over the previous quarter (US$ 21.6 million). This performance basically reflects the Real depreciation.

  4.     Other financial expenses totaled US$ 13.3 million, compared to US$ 20.7 million in the previous quarter, a 35.5% decrease. This decrease basically reflects the Real depreciation. The restatement of the AFACs had a lower impact in 3Q02 due to the completion of the capitalization, but this was offset by expenses related to the offering of shares.

  5.     Financial income reached US$ 9.1 million, a 75.9% increase compared to US$ 5.2 million in 2Q02, basically due to higher cash positions and gains from hedges.

  Net loss was US$ 116.8 million (US$ 0.06 loss per share), slightly higher than the US$ 115.5 million (US$ 0.41 loss per share) registered in the 2Q02, as a consequence of the aforementioned factors. The reduction in the loss per share is due to the capitalization process concluded in September, which significantly increased the number of shares.

  At the end of 3Q02 the company’s total debt was US$ 339.5 million, a decrease of 40.5% compared to US$ 570.5 million in 2Q02. The reduction is due to the Real depreciation and to the end of the capitalization, which resulted in the delivery and conversion of 2,636 debentures of the 2nd Issue and the retirement of the “Zero Coupon Guaranteed Notes” and the BNDES loans.

  The cash position grew to US$ 29.4 million in 3Q02 from US$ 16.6 million in the previous quarter, resulting in a net debt of US$ 310.1 million, a reduction of 44.0% compared to US$ 554.0 million in 2Q02.

  Net amortizations, excluding the delivery and conversion of debentures of the 2nd Issue, totaled US$ 77.9 million during the 3Q02. The “Zero Coupon Guaranteed Notes” represented US$ 45.7 million of that amount, while payments of BNDES loans totaled US$ 14.9 million and other short-term obligations added up US$ 17.3 million. Furthermore, interest expenses during the quarter were US$ 12.4 million, where US$ 6.3 million were related to “Zero Coupon Guaranteed Notes, US$ 1.8 million, to convertible debenture and US$ 1.1 million to the Syndicated Loan-Net Sul Notes.

  The conversion of 522 debentures of the 2nd Issue represented US$ 21.6 million in principal amortization and the delivery of 2,114 debentures totaled US$ 93.5 million in principal and interest. The delivered debentures are currently held in Treasury.

  August 30th was the deadline for the exercise of the US$ 32 million Net Sul Notes put options. From this total, the company was previously notified that Notes in the amount of US$ 7.7 million and representing 24% of the total put amount would be exercised. On October 30th, settlement date of the anticipated withdrawal, those Notes were acquired in the secondary market.

  Debt Amortization Schedule

  Short-term debt was 27.3% of total debt by the end of the quarter, a decrease compared to 2Q02, when it accounted for 37.8% of total debt. The decrease is due to the retirement of the Zero Coupon Guaranteed Notes and because US$ 32 million regarding series B and C of Net Sul Notes, previously recorded as short-term debt, were reallocated to long-term debt according to the expiration of the exercise date of the put option.

  Amortizations over the next 12 months

  Dollar-linked debt increased to 72.6% of total debt, from 57.8% in the previous quarter. The conversion and delivery of debentures and the depreciation of the real against the US dollar are responsible for such increase.

  At the end of 3Q02, 23% of short-term dollar-denominated debt was hedged against currency devaluation, including principal and interest.

  As previously announced, the Company had proposed a financial re-equation of certain of its debt due in 2002 and 2003 in order to achieve certain objectives, particularly to reach a minimal refinancing risk in those years adjusted to its cash flows. The Company believed that the proposed re-equation would achieve its stated objectives and would permit the Company to move to a sustainable operational and financial position and to retain sufficient liquidity, if the financial markets became unavailable to it.

  However, since the time that the Company originally proposed the financial re-equation, the financial markets in Brazil have continued to deteriorate and the real has continued to devaluate relative to the U.S. dollar, which is the currency in which a substantial portion of the Company’s debt and obligations is denominated.

  As disclosed in a “Fato Relevante”, dated October 29, 2002, the Board of Directors held a meeting on that date to review the progress of the Company’s proposed financial re-equation of certain of its debts due in 2002 and 2003. On that occasion, the Board of Directors, having acknowledgment of certain negotiations relating to the financial re-equation process were still ongoing and taking into consideration the significant changes in the financial and exchange markets since the definition of the financial re-equation, recognized the necessity for evaluate alternatives that make possible a suitable conclusion of the re-scheduling of certain of its debt in order to achieve the initial objectives traced by the Company. This is has been implemented by the Company.

  So, the General Shareholders Meeting dated October, 28 and October, 30, could not deliberate on the documentation final conditions relating to the re-equation.

  1. Conference call – 3Q02 Financial Results

  2. Abamec Meetings (3Q02)

  3. Reporting Dates of Upcoming Results

  4Q02 -> Date: 2nd week of March, 2003
  1Q03 -> Date: 3rd week of May, 2003
  2Q03 -> Date: 3rd week of August

  In the last week of each month following the closing of the quarters (January, April and July 2003), the Company will issue a press release reporting the operating results.

  This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations,competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

  Contacts:
  Marcio Minoru Miyakava
  (5511) 5186-2811
  minoru@netservicos.com.br

  Lu Yuan Fang
  (5511) 5186-2637
  lfang@netservicos.com.br

| As of September 30, 2002 | # of Nodes Total | # of Nodes Bidirectional | Homes Passed Cable | Connected Subscribers | Penetration |
|---|---|---|---|---|---|
| São Paulo | 966 | 434 | 2,275,669 | 438,547 | 19.3% |
| Bauru | 35 | 0 | 66,940 | 8,514 | 12.7% |
| Campinas | 23 | 0 | 184,959 | 39,942 | 21.6% |
| Campo Grande | 14 | 0 | 91,019 | 12,244 | 13.5% |
| Franca | 41 | 0 | 39,116 | 4,037 | 10.3% |
| Indaiatuba | 31 | 0 | 15,647 | 1,439 | 9.2% |
| Jundiaí | 48 | 0 | 68,154 | 15,302 | 22.5% |
| Piracicaba | 68 | 58 | 68,719 | 13,203 | 19.2% |
| Ribeirão Preto | 28 | 0 | 126,245 | 16,362 | 13.0% |
| Santos | 30 | 0 | 163,200 | 33,303 | 20.4% |
| São Carlos | 38 | 34 | 44,712 | 6,809 | 15.2% |
| São José do Rio Preto | 0 | 0 | 75,141 | 9,467 | 12.6% |
| Sorocaba | 431 | 124 | 75,123 | 13,862 | 18.5% |
| **Region 1** | **1,753** | **650** | **3,294,644** | **613,031** | **18.6%** |
| Rio de Janeiro | 470 | 208 | 1,115,398 | 254,191 | 22.8% |
| Anápolis | 114 | 55 | 36,902 | 2,257 | 6.1% |
| Belo Horizonte | 78 | 0 | 496,810 | 98,740 | 19.9% |
| Brasília | 0 | 0 | 227,579 | 36,285 | 15.9% |
| Goiânia | 0 | 0 | 215,484 | 20,794 | 9.6% |
| Recife (MMDS) | 0 | 0 | 0 | 15,793 | n/a |
| **Region 2** | **662** | **263** | **2,092,173** | **428,060** | **20.5%** |
| Arapongas | 0 | 0 | 8,163 | 1,292 | 15.8% |
| Bagé | 1 | 0 | 10,484 | 2,205 | 21.0% |
| Bento Gonçalves | 0 | 0 | 6,961 | 2,382 | 34.2% |
| Blumenau (c/BTV) | 24 | 0 | 38,196 | 19,374 | 50.7% |
| Caxias | 2 | 0 | 41,029 | 12,607 | 30.7% |
| Chapecó | 1 | 0 | 10,702 | 2,755 | 25.7% |
| Criciuma | 3 | 0 | 13,831 | 4,038 | 29.2% |
| Cruz Alta | 0 | 0 | 7,886 | 1,449 | 18.4% |
| Curitiba (cabo) | 131 | 48 | 251,274 | 50,919 | 20.3% |
| Curitiba (MMDS) | 1 | 0 | 0 | 1,404 | n/a |
| Erechim | 0 | 0 | 6,452 | 1,922 | 29.8% |
| Farroupilha | 54 | 30 | 4,859 | 955 | 19.7% |
| Florianópolis | 14 | 0 | 76,204 | 24,426 | 32.1% |
| Joinville | 0 | 0 | 28,199 | 7,318 | 26.0% |
| Lajeado | 4 | 0 | 5,973 | 1,089 | 18.2% |
| Litoral | 0 | 0 | 17,710 | 6,226 | 35.2% |
| Londrina | 8 | 0 | 70,992 | 14,498 | 20.4% |
| Maringá | 1 | 0 | 43,991 | 6,354 | 14.4% |
| Novo Hamburgo | 1 | 0 | 22,919 | 5,503 | 24.0% |
| Passo Fundo | 39 | 0 | 19,232 | 4,713 | 24.5% |
| Pelotas | 171 | 80 | 56,354 | 6,767 | 12.0% |
| Porto Alegre (cabo) | 1 | 0 | 306,061 | 95,421 | 31.2% |
| Porto Alegre (MMDS) | 1 | 0 | 0 | 5,879 | n/a |
| Rio Grande | 2 | 0 | 24,986 | 4,981 | 19.9% |
| Santa Cruz | 0 | 0 | 13,905 | 2,619 | 18.8% |
| Santa Maria | 0 | 0 | 32,526 | 8,222 | 25.3% |
| Uruguaiana | 510 | 158 | 7,230 | 1,830 | 25.3% |
| **Region 3** | **969** | **316** | **1,126,119** | **297,148** | **26.4%** |
| **Total** | **3,384** | **1,229** | **6,512,936** | **1,338,239** | **20.5%** |

Net Serviços de Comunicação S.A. Income Statement US GAAP - (in US$ thousands)	3Q02	2Q02	3Q01	9M02	9M01
Revenues					
Subscriptions	97,095	118,024	117,552	337,834	386,392
Sign-on and hookup revenue, net	1,686	2,397	3,762	7,390	15,326
Gross sign-on and hookup fee revenue	2,201	2,686	3,084	7,761	12,542
Deferred sign-on and hookup fee revenue,net	(515)	(289)	678	(372)	2,784
Corporate Networks	3,844	5,171	5,389	14,561	18,809
Other services	10,089	9,289	12,051	32,267	32,069
PPV	4,971	2,699	6,141	13,893	14,882
Virtua	2,860	3,754	3,040	10,289	9,429
Others	2,257	2,836	2,870	8,086	7,758
Gross Revenues	112,713	134,881	138,753	392,052	452,596
Services and other taxes	(19,856)	(23,192)	(23,145)	(67,373)	(73,153)
Net Revenues	92,858	111,689	115,607	324,678	379,443
Direct Operating Expenses	(55,531)	(65,131)	(61,867)	(186,571)	(199,492)
Programming & Royalties	(35,194)	(39,504)	(38,374)	(115,968)	(114,732)
Network Expenses	(5,758)	(6,551)	(6,269)	(18,778)	(20,369)
Customers Relations	(2,144)	(3,680)	(2,998)	(8,885)	(10,968)
Payroll and Benefits	(7,766)	(9,644)	(8,380)	(26,478)	(30,629)
Other Costs	(4,669)	(5,752)	(5,846)	(16,462)	(22,794)
Selling, General and Administrative Expenses	(17,420)	(19,382)	(21,645)	(59,665)	(86,064)
Selling	(474)	(846)	(1,984)	(3,113)	(12,360)
General & administrative	(13,746)	(15,168)	(15,867)	(44,760)	(64,072)
Bad Debt Expenses	(3,003)	(2,864)	(2,803)	(8,944)	(8,575)
Other income/(expense), net	(197)	(505)	(991)	(2,847)	(1,057)
Depreciation and Amortization	(17,277)	(23,382)	(52,253)	(65,248)	(175,935)
Depreciation	(15,677)	(20,973)	(32,139)	(58,697)	(104,416)
Amortization	(1,600)	(2,409)	(20,114)	(6,551)	(71,520)
Unusual charges	(0)	0	(407)	(0)	(4,314)
Loss on write-down of equipment, net	151	850	(78)	938	186
Operating Income/(Loss)	2,780	4,644	(20,642)	14,133	(86,176)
Non-operating Expenses					
Monetary indexation, net	(12,246)	(12,946)	(20,922)	(27,002)	(42,654)
Loss on exchange rate, net	(85,042)	(67,346)	(47,920)	(151,336)	(113,864)
Financial expenses	(29,839)	(42,278)	(36,601)	(103,185)	(93,608)
Debt Financial expenses	(16,500)	(21,610)	(22,915)	(59,470)	(63,309)
Other Financial expenses	(13,339)	(20,668)	(13,686)	(43,715)	(30,299)
Financial income	9,077	5,159	8,805	15,865	15,514
Other (non-operating)	(253)	153	(656)	(46)	(1,521)
Income/(loss) bef. tax, investees, min. ints.	(115,523)	(112,614)	(117,937)	(251,571)	(322,309)
Income tax benefit, net	(432)	(3,104)	(1,025)	(3,966)	(294)
Income/(loss) bef. investees, min. ints.	(115,955)	(115,719)	(118,961)	(255,537)	(322,604)
Cumulative effect of accouting change	0	0	0	(367,733)	0
Equity in earnings	(884)	170	68	(503)	176
Minority interests	0	5	(11)	5	(20)
Net Income/(Loss)	(116,839)	(115,544)	(118,904)	(623,769)	(322,448)
Loss per share	($0.06)	($0.41)	($0.42)	($0.31)	($1.15)
Number of shares *	2,028,855,530	281,125,286	281,125,286	2,028,855,530	281,125,286
EBITDA	19,907	27,176	32,096	78,443	93,887

| Consolidated Statement of Cash Flows | 3Q02 | 2Q02 | 2002 |
| --- | --- | --- | --- |
| Cash and cash equivalents, beginning of the period | 16.583 | 13.908 | 12.474 |
| Loss for the period | (116.839) | (115.544) | (623.769) |
| Non-cash items | | | |
| Deferred sign-on and hook-up fee revenue | 1.536 | 1.522 | 3.888 |
| Amortization of deferred revenues | (1.021) | (1.233) | (3.516) |
| Equity in results of investees | 884 | (170) | 503 |
| Gain (loss) on translation | 0 | 0 | 0 |
| Exchange losses, net | 87.418 | 56.003 | 144.210 |
| Interest on loans, net | (13.689) | 23.217 | 30.463 |
| Depreciation and amortization | 17.278 | 23.382 | 65.248 |
| Minority interest in results of consolidated subsidiaries | 0 | 0 | 0 |
| Deferred income tax | 432 | 3.104 | 3.966 |
| Cumulative effect of accounting change | 0 | 0 | 367.733 |
| Loss on sale of assets | (174) | (784) | (958) |
| Amortization of compensation cost | 0 | 297 | 594 |
| Cash after non-cash items | (24.175) | (10.205) | (11.638) |
| Decrease (Increase) in assets and liabilities | | | |
| Accounts receivable | 78 | (5.700) | (7.567) |
| Income tax recoverable | (254) | 3.202 | 5.526 |
| Prepaid expenses | 372 | (122) | (891) |
| other assets | 4.783 | (2.734) | (1.400) |
| Accounts payable to suppliers and programmers | 45.875 | (13.317) | 48.401 |
| Income taxes payable | 0 | (0) | (0) |
| Sales taxes | (8.308) | 6.482 | (4.059) |
| Payroll and related charges | (6.858) | 7.451 | (878) |
| Deferred subscription revenue | 0 | 0 | 0 |
| Other payables and accruals | (41.440) | 9.444 | (21.581) |
| Net cash provided by operating activities | (5.753) | 4.707 | 17.550 |
| Cash flow from investing activities | | | |
| Acquisition of minority interest in consolidated subsidiaries | 0 | 0 | 0 |
| Acquisition from investments and advances to related companies | 397 | (0) | 397 |
| Acquistion of property and equipment | (8.040) | (12.156) | (31.208) |
| Proceeds from the sale of equipment | 762 | 2.628 | 4.582 |
| Net cash provided by investing activities | (6.880) | (9.528) | (26.228) |
| Cash flow from financing activities | | | |
| Change in overdraft facilities | (692) | (694) | (1.818) |
| Short term debt issuance | 34.724 | 4.369 | 45.963 |
| Short term debt repayment | (17.461) | (19.846) | (63.128) |
| Issuances of long term debt | 0 | 0 | 0 |
| Repayment of long term debt | (54.451) | (21.352) | (86.473) |
| Related party loan issuances | (58.942) | 59.011 | 85 |
| Related party loan repayments | (8) | (99) | (137) |
| Capital contributions | 161.175 | 0 | 161.175 |
| Advance for future capitalization | 0 | 0 | 0 |
| Net cash after financing activities | 64.345 | 21.389 | 55.667 |
| Effect of exchange rate changes on cash | (14.738) | (3.687) | (18.443) |
| Change in cash and cash equivalentes | 12.798 | 2.675 | 16.908 |
| Cash and cash equivalents, end of the period | 29.382 | 16.583 | 29.382 |

US $ thousand	Pay-TV				Broadband				Corporate Networks				Total			
	3Q02	2Q02	9M02	9M01	3Q02	2Q02	9M02	9M01	3Q02	2Q02	9M02	9M01	3Q02	2Q02	9M02	9M01
Gross Revenues	106,009	125,956	367,201	424,358	2,860	3,754	10,289	9,429	3,844	5,171	14,561	18,809	112,713	134,881	392,051	452,597
subscriptions	97,095	118,024	337,834	386,392	2,767	3,497	9,862	7,104	-	-	-	-	99,862	121,521	347,696	393,496
hookup fee	1,686	2,397	7,389	15,326	94	60	220	1,060	-	-	-	-	1,780	2,457	7,608	16,386
others	7,228	5,535	21,978	22,640	-	197	207	1,266	3,844	5,171	14,561	18,809	11,072	10,903	36,747	42,715
Services and other taxes	(18,915)	(21,963)	(63,754)	(69,840)	(530)	(702)	(2,085)	(1,585)	(411)	(527)	(1,535)	(1,728)	(19,856)	(23,192)	(67,373)	(73,153)
Net Revenue	87,095	103,993	303,447	354,518	2,331	3,052	8,204	7,844	3,433	4,644	13,026	17,081	92,858	111,689	324,678	379,443
Direct Operating	(51,631)	(60,302)	(172,574)	(184,854)	(1,666)	(2,103)	(6,206)	(8,156)	(2,234)	(2,726)	(7,791)	(6,482)	(55,531)	(65,131)	(186,571)	(199,492)
Selling	(72)	(389)	(1,511)	(9,847)	(132)	(167)	(810)	(1,960)	(269)	(289)	(792)	(653)	(474)	(846)	(3,113)	(12,360)
General and Administrative	(13,127)	(14,952)	(45,097)	(57,581)	(288)	(363)	(1,014)	(2,430)	(529)	(357)	(1,495)	(5,118)	(13,943)	(15,673)	(47,607)	(65,129)
Bad Debt	(2,985)	(2,848)	(8,898)	(8,532)	(18)	(16)	(47)	(43)	-	-	-	-	(3,003)	(2,864)	(8,944)	(8,575)
EBITDA	19,280	25,502	75,367	93,704	227	403	127	(4,745)	400	1,271	2,949	4,928	19,907	27,176	78,443	93,887
% of Net Revenues																
Net Revenue	0.0%	0.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-59.3%	-58.0%	-56.9%	-52.1%	-71.5%	-68.9%	-75.6%	-104.0%	-65.1%	-58.7%	-59.8%	-37.9%	-59.8%	-58.3%	-57.5%	-52.6%
Selling	-0.1%	-0.4%	-0.5%	-2.8%	-5.7%	-5.5%	-9.9%	-25.0%	-7.8%	-6.2%	-6.1%	-3.2%	-0.5%	-0.8%	-1.0%	-3.3%
General and Administrative	-15.1%	-14.4%	-14.9%	-16.2%	-12.3%	-11.9%	-12.4%	-31.0%	-15.4%	-7.7%	-11.5%	-30.0%	-15.0%	-14.0%	-14.7%	-17.2%
Bad Debt	-3.4%	-2.7%	-2.9%	-2.4%	-0.8%	-0.5%	-0.6%	-0.5%	0.0%	0.0%	0.0%	0.0%	-3.2%	-2.6%	-2.8%	-2.3%
EBITDA Margin	*22.1%*	*24.5%*	*24.8%*	*26.4%*	*9.7%*	*13.2%*	*1.5%*	*-60.5%*	*11.7%*	*27.4%*	*22.6%*	*28.8%*	*21.4%*	*24.3%*	*24.2%*	*24.7%*

1. BR GAAP: Net Revenue was R$ 292.5 million, a 4.2% increase compared to R$ 280.7 million in 2Q02

2. BR GAAP: EBITDA was R$ 60.5 million compared to R$ 68.0 million in 2Q02, a 11.0% decrease.

3. BR GAAP: Depreciation and amortization expenses totaled R$ 70.6 million compared to R$ 63.8 million in 2Q02, a 10.7% increase.

4. BR GAAP: EBIT in 3Q02 was R$ 10.1 million negative compared to R$4.2 million positive in 2Q02.

5. BR GAAP: Net loss in 3Q02 was R$ 421.1 million compared to R$ 312.7 million in 2Q02, an increase of 34.7%.

6. BR GAAP Pay-TV subscription revenues grew 2.7%, reaching 304.3 million in 3Q02 compared to R$ 296.2 million in the previous quarter.

7. BR GAAP Broadband revenues decreased 5.1%, from R$ 9.4 million in 2Q02 to R$ 8.9 million this quarter.

8. BR GAAP Programming and Royalties grew 11.4%, from R$ 99.2 million in 2Q02 to R$ 110.6 million this quarter.

9. BR GAAP: General and Administrative expenses for the quarter were R$ 42.9 million compared to R$ 37.8 million in the previous quarter, representing a 13.7% increase.

10.As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b) minority interests in results of consolidated subsidiaries; (c) equity in earnings (i.e., companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect of accounting change; (e) income tax benefit (expense); (f) other non-operating expenses, net; (g) financial income; (h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net; (k) loss on write-down of equipment; (l) unusual charges and (m) depreciation and amortization. We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay-TV industry. EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with U.S. GAAP, EBITDA as calculated and reported by other companies may not be comparable to EBITDA as calculated and reported by us.

11. Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income.

12. BR GAAP: Loss on exchange rate, net was R$ 314.4 million compared to R$ 200.7 million in 2Q02.

13. Financial expenses = Debt Financial Expenses + Other Financial Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.